EXHIBIT 99.4

For fiscal years ended December 31, 2023 and December 31, 2022, KPMG LLP and its affiliates billed Cameco Corporation and its subsidiaries the following fees:

	2023 ($)	% of total fees	2022 ($)	% of total fees
Audit fees
Cameco[1]	2,436,700	88.7	2,389,200	82.8
Subsidiaries[2]	135,600	4.9	136,800	4.7

Total audit fees	2,572,300	93.6	2,526,000	87.5

Audit-related fees
Translation services[3]	—	0	137,500	4.8
Pensions[4]	31,600	1.2	30,000	1.0

Total audit-related fees	31,600	1.2	167,500	5.8

Tax fees
Compliance	5,600	0.2	5,100	0.2
Planning and advice[5]	136,100	5.0	117,700	4.1

Total tax fees	141,700	5.2	122,800	4.3

All other fees

Other non-audit fees[6]	—	0	69,500	2.4

Total other non-audit fees	—	0	69,500	2.4

Total fees	2,745,600	100.0	2,885,800	100.0

[1]	Includes amounts billed for the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.
[2]	Includes amounts billed for the audit of Cameco’s subsidiary financial statements.
[3]

Translation services for 2022 relate to the French translation of the 2021 annual financial statements and management’s discussion and analysis, 2022 Q2 interim financial statements and management’s discussion and analysis, and certain sections of the September 2022 base shelf prospectus. No invoices were issued in 2023 for translation services.

[4]	Includes amounts billed for the audit of Cameco’s pension plan financial statements.
[5]	Includes amounts billed for tax compliance and tax advisory services.
[6]	Other non-audit fees for 2022 includes amounts billed for Cameco’s I-4 Membership. No invoices were issued in 2023.

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2023 and 2022, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.